Katy T. Thompson Corporate SVP, Chief Accounting Officer 601 Riverside Avenue Jacksonville, Florida 32204 Telephone: (904) 438-6611 e-mail: katy.thompson@fisglobal.com

October 29, 2018

Via Edgar
Ms. Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Fidelity National Information Services, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 22, 2018
Form 8-K, Filed July 31, 2018
File No. 01-16427

Dear Ms. Thompson:
On behalf of Fidelity National Information Services, Inc. (“FIS,” “we” or the “Company”), we hereby submit the following response to the oral comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in our conversation on October 15, 2018, relating to your review of the Form 10-K of FIS for the fiscal year ended December 31, 2017 and the Form 8-K of FIS filed on July 31, 2018. To assist your review, we have retyped the text of your initial comment dated September 12, 2018 below, although this response is directed to your specific oral comments on October 15, 2018 which responded to our initial response to your comment letter dated September 25, 2018.
Form 8-K, Filed July 31, 2018

1.
We note that your earnings release includes non-GAAP measures for Adjusted net earnings and Adjusted EPS, which primarily include adjustments to eliminate amortization expense on all intangible assets acquired in various Company acquisitions and to eliminate acquisition, integration and severance expenses that management deems non-operational primarily related to the SunGard acquisition. Please tell us in more detail why you believe measures of net earnings and EPS that are adjusted for these items are meaningful to investors. As part of your response, please tell us in more detail what comprises each of these adjustments including the extent to which these adjustments relate to any acquisitions other than SunGard, the frequency with which you have historically made acquisitions that contribute to these adjustments, and the length of time over which these adjustments will be needed; along with better explaining to us why it is meaningful to present metrics that include all of the revenue from your acquisitions but only a portion of the related expenses. We may have further comments after reviewing your response.

In our discussion, the Staff stated that it objects to FIS backing out the amortization related to purchase accounting from its non-GAAP adjusted net earnings and adjusted EPS measures in its earnings releases. As we understand the Staff’s view, backing out purchase accounting amortization amounts while including all revenue from the Company’s purchases is counter to the Staff’s guidance in relation to tailored accounting measures (Non-GAAP Financial Measures C&DI 100.04). The Company expressed its perspective that this measure is used by virtually all of its competitors and is requested and relied upon by a significant number of its top shareholders and analysts.
In further discussion, the Staff agreed that if the Company were to exclude all depreciation and amortization from its adjusted net income and adjusted earnings per share Non-GAAP measures in its earnings releases, the Staff would not object as such would be consistent with the Staff allowing such an exclusion in EBITDA calculations.
We have reviewed and analyzed these potential presentations to decide which alternative the investing community would find most useful. Based upon our past interactions with our investors, we believe that they will find the elimination of all depreciation and amortization more useful than the elimination of none of those costs in our non-GAAP measures. As such, in order to address the Staff’s concerns and provide useful information to the investing public, we will reflect the elimination of all depreciation and amortization in our earnings releases going forward. As discussed, we will present both the current presentation and the new presentation of our non-GAAP measures in our 4th quarter earnings release as well as, or including, a reconciliation, and prospectively only the new presentation beginning with our first quarter 2019 earnings release. However, we will include footnote or other disclosure that will enable users of our earnings releases to derive the prior measure to the extent that they may continue to find the information more useful. From our conversation, we believe that the Staff has no objection to our providing this additional information in this manner.
We have included below a sample disclosure showing what we expect our future earnings releases to include following the 4th quarter of 2018 (the transition quarter). This sample consists of the definition of Adjusted net earnings, the non-GAAP earnings reconciliation table from our second quarter earnings release (p.2 of Exhibit E to that release), as modified for the new presentation, and the related footnote disclosure.

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017

Earnings before income taxes and equity method investment earnings (loss)	$276	$283	$501	$493
Provision (benefit) for income taxes	51	136	85	210
Equity method investment earnings (loss)	(7)	—	(8)	—
Net (earnings) loss attributable to noncontrolling interest	(6)	(8)	(14)	(14)
Net earnings attributable to FIS common stockholders	212	139	394	269
FIS non-GAAP adjustments:
Depreciation and amortization (1)	354	340	706	672
Acquisition, integration and severance (2)	49	39	106	119
Acquisition deferred revenue adjustment (3)	1	2	3	5
Loss (gain) on businesses and investments (4)	1	(3)	(2)	(88)
Debt financing activities (5)	1	4	1	29
Equity method investment earnings (loss) (6)	7	—	8	—
Provision for income taxes on non-GAAP adjustments	(82)	(22)	(181)	(123)
Total non-GAAP adjustments	331	360	641	614
Adjusted net earnings, net of tax	$543	$499	$1,035	$883

Net earnings per share - diluted attributable to FIS common stockholders	$0.64	$0.42	$1.18	$0.81
FIS non-GAAP adjustments:
Depreciation and amortization (1)	1.06	1.02	2.11	2.01
Acquisition, integration and severance (2)	0.15	0.12	0.32	0.36
Acquisition deferred revenue adjustment (3)	—	0.01	0.01	0.01
Loss (gain) on businesses and investments (4)	—	(0.01)	(0.01)	(0.26)
Debt financing activities (5)	—	0.01	—	0.09
Equity method investment earnings (loss) (6)	0.02	—	0.02	—
Provision for income taxes on non-GAAP adjustments	(0.25)	(0.07)	(0.54)	(0.37)
Adjusted net earnings per share - diluted attributable to FIS common stockholders	$1.63	$1.49	$3.10	$2.64

Weighted average shares outstanding-diluted	333	334	334	334

(1)
This item represents the impact of depreciation and amortization expense. The Company has excluded the impact of depreciation of fixed assets and amortization of intangibles as such amounts can be significantly impacted by the timing and/or size of acquisitions. Although the Company excludes these amounts from its non-GAAP expenses, the Company believes that it is important for investors to understand that such tangible and intangible assets contribute to revenue generation. Depreciation and amortization of assets, including those that relate to past acquisitions, will recur in future periods until such assets have been fully depreciated or amortized. Any future acquisitions may result in the depreciation and/or amortization of future assets. Within the depreciation and amortization item, $169 and $160 for the three months and $338 and $312 for the six months ended June 30, 2018 and 2017, respectively, consist of amortization of non-purchase accounting intangibles. The related tax effects are $34 and $9 for the three months and $75 and $52 for the six months ended June 30, 2018 and 2017, respectively.

Our definition of Adjusted net earnings would be revised as follows:
Adjusted net earnings excludes the impact of certain costs and other transactions which management deems non-operational in nature, the removal of which improves comparability of operating results across reporting periods. It also excludes the impact of depreciation and amortization and equity method investment earnings (loss), both of which are recurring.
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Please let us know any further comments at the Staff’s earliest convenience. If you have any questions regarding this letter, please contact me at your convenience at katy.thompson@fisglobal.com or 904.438.6611.

Very truly yours,
/s/ Katy T. Thompson
Corporate SVP, Chief Accounting Officer